Exhibit 99.5
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Satyam BPO Limited (“Satyam BPO”) a majority owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation
The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.
b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period / year. Actual results could differ from those estimates.
c)	Revenue Recognition
i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period / year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period / year in which a loss becomes probable and can be reasonably estimated.

Satyam Computer Services Limited
Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
ii) Business Process Outsourcing
Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.
d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the period / year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

Gain or loss on forward exchange contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period / year), is recognized in the profit and loss account for the period / year.

Gains/losses on settlement of transaction arising on cancellation or renewal of a forward exchange contract is recognized as income or as expense for the period / year.

Pursuant to Institute of Chartered Accountants of India (ICAI) announcement of “Accounting for Derivatives” on the early adoption of Accounting Standard AS-30 “Financial Instruments: Recognisation and Measurement”, Satyam Computer Services has early adopted the standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.
e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Depreciation on fixed assets other than lease hold is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Cost of lease hold land is amortised over the period of lease. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the period / year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 - 10 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years

Satyam Computer Services Limited
Capital work in Progress:
Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.
f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.
g)	Investments
Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average number of shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the period / year, unless they have been issued at a later date. The dilutive potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The outstanding employee stock option is shown under Reserves and Surplus.
m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the period / year in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Consolidated Balance Sheet

Rs. in crores
				Schedule	As at	As at	As at
				Reference	30.09.2008	30.09.2007	31.03.2008
					(Unaudited)	(Unaudited)	(Audited)

I.	Sources of Funds :
	1.	Shareholders’ Funds
		(a)	Share Capital	1	134.70	133.71	134.10
		(b)	Share application money, pending allotment		2.76	4.39	1.83
		(c)	Reserves and Surplus	2	8,234.59	6,334.97	7,103.27

					8,372.05	6,473.07	7,239.20

	2.	Loan Funds
		Secured Loans		3	253.07	191.20	216.65
		Unsecured Loans — Others			234.80	—	—

					8,859.92	6,664.27	7,455.85

II.	Application of Funds :
	1.	Fixed Assets		4
		(a)	Gross Block		2,768.46	1,794.87	1,960.19
		(b)	Less: Depreciation / Amortisation		1,254.22	1,057.62	1,141.73

		(c)	Net Block		1,514.24	737.25	818.46
		(d)	Capital Work in Progress		365.66	346.86	460.95

					1,879.90	1,084.11	1,279.41

	2.	Investments		5	—	—	—

	3.	Deferred Tax Assets (net)		6	116.31	62.03	87.18

	4.	Current Assets, Loans and Advances
		(a)	Inventories	7	0.05	0.02	0.09
		(b)	Sundry Debtors	8	2,854.38	2,073.89	2,370.28
		(c)	Cash and Bank Balances	9	5,361.39	4,005.23	4,502.42
		(d)	Loans and Advances	10	473.11	285.93	391.92
		(e)	Other Current Assets
			— Interest Accrued on Fixed Deposits		376.50	168.87	272.50

					9,065.43	6,533.94	7,537.21
		Less: Current Liabilities and Provisions
		(a)	Liabilities	11	1,702.91	620.54	897.71
		(b)	Provisions	12	498.81	395.27	550.24

					2,201.72	1,015.81	1,447.95

		Net Current Assets			6,863.71	5,518.13	6,089.26

					8,859.92	6,664.27	7,455.85

Notes to Accounts				18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

For and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Global Head (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Hyderabad
Date : October 17, 2008

Satyam Computer Services Limited
Consolidated Profit and Loss Account

Rs. in crores
		For the	For the	For the	For the	For the
	Schedule	Quarter ended	Quarter ended	Half year ended	Half year ended	Year ended
	Reference	30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income
Services
— Exports		2,739.64	1,965.19	5,282.45	3,742.13	8,220.84
— Domestic		79.65	66.53	157.67	119.78	252.65
Other Income	13	79.58	110.54	112.70	173.74	267.20

		2,898.87	2,142.26	5,552.82	4,035.65	8,740.69

Expenditure
Personnel Expenses	14	1,721.10	1,302.75	3,262.31	2,408.93	5,259.50
Cost of Software and Hardware sold	15	0.43	0.68	0.69	0.93	2.32
Operating and Administration Expenses	16	446.84	325.59	893.93	639.06	1,376.84
Financial Expenses	17	13.21	4.18	18.95	7.50	20.19
Depreciation / Amortisation		64.48	39.06	111.18	77.75	163.59

		2,246.06	1,672.26	4,287.06	3,134.17	6,822.44

Profit Before Taxation		652.81	470.00	1,265.76	901.48	1,918.25
Provision for Taxation — Current		92.04	77.48	155.92	124.91	257.38
— Fringe Benefit		4.32	4.05	10.76	7.47	16.47
— Deferred		(24.40)	(20.62)	(29.47)	(18.31)	(43.49)

Profit After Taxation and Before Minority Interest		580.85	409.09	1,128.55	787.41	1,687.89
Minority Interest		—	—	—	—	—

Profit After Taxation and Minority Interest		580.85	409.09	1,128.55	787.41	1,687.89

Add: Balance brought forward		4,790.74	3,379.82	4,243.04	3,001.50	3,001.50
Less: Residual dividend and additional dividend tax		0.76	0.33	0.76	0.33	0.37

Profit Available for Appropriation		5,370.83	3,788.58	5,370.83	3,788.58	4,689.02
Appropriations :
Interim Dividend @Re. 1.00 per Equity Share of Rs.2.00 each (2008 — Rs. 1.00 per Equity Share)		67.36	66.88	67.36	66.88	66.88
Final Dividend (2008 — Rs. 2.50 per Equity Share)		—	—	—	—	167.64
Tax on dividends		11.45	11.37	11.45	11.37	39.86
Transfer to General Reserve		—	—	—	—	171.60

Balance carried to Balance Sheet		5,292.02	3,710.33	5,292.02	3,710.33	4,243.04

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		8.63	6.12	16.79	11.79	25.24
Diluted		8.47	5.97	16.48	11.51	24.71

No. of Shares used in computing Earnings Per Share
Basic		673,050,868	668,193,383	672,219,183	667,797,808	668,673,978
Diluted		685,919,030	684,809,807	684,836,046	684,386,217	683,138,400

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

For and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Global Head (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Hyderabad
Date : October 17, 2008

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Balance Sheet

Rs. in crores
		As at	As at	As at
		30.09.2008	30.09.2007	31.03.2008
		(Unaudited)	(Unaudited)	(Audited)

1.	Share Capital

	Authorised :
	800,000,000 Equity Shares of Rs. 2 each	160.00	160.00	160.00

	100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	100.00	100.00	100.00

	Issued and Subscribed :
	673,487,968 ( September 30, 2007 — 668,549,777; March 31, 2008 — 670,479,293 )
	Equity Shares of Rs.2 each fully paid-up	134.70	133.71	134.10

	Nil (March 31, 2008 — Nil ) 0.05% Convertible Redeemable Cumulative Preference
	Shares of Rs. 10 each fully paid-up	—	—	—
	(Refer note (d) of Schedule 18 )

		134.70	133.71	134.10

	Out of the above:

	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for
	consideration other than cash pursuant to the Scheme of Amalgamation with Satyam
	Enterprise Solutions Limited

	468,289,738 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of
	Bonus Shares by capitalising free reserves of Satyam Computer Services

	130,633,336 ( September 30, 2007 — 130,314,742; March 31, 2008 — 130,490,460)
	Equity Shares of Rs. 2 each fully paid-up representing 65,316,668 (September 30,
	2007 — 65,157,371; March 31, 2008 — 65,245,230) American Depository Shares

	44,094,289 ( September 30, 2007 — 39,469,777; March 31, 2008 — 41,263,404) Equity
	Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer
	Services pursuant to the Associate Stock Option Plan — B (ASOP—B) and Associate
	Stock Option Plan (ADS ) (ASOP—ADS)

	35,374 ( September 30, 2007 — Nil; March 31, 2008 — 15,440) Equity Shares of Rs. 2
	each fully paid-up were alloted to associates of Satyam Computer Services
	representing 17,687 ( September 30, 2007 — Nil; March 31, 2008 — 7,720) Restricted
	Stock Units (ADS)

	358,686 ( September 30, 2007 — Nil; March 31, 2008 — 120,449) Equity Shares of Rs.
	2 each fully paid-up were alloted to associates of Satyam Computer Services
	pursuant to the Restricted Stock Units (ASOP)

2.	Reserves and Surplus

	Share Premium Account
	As at April 1	1,357.71	1,321.18	1,321.18
	Add: Received on account of issue of ASOP—B and ASOP—ADS*	58.86	32.21	66.58
	Less: Utilised during the year*	10.78	21.79	30.05

		1,405.79	1,331.61	1,357.71

	*Refer note (t) of Schedule 18

	Capital Reserve
	As at April 1	768.52	765.65	765.65
	Add: Gain on dilution on conversion of ESOP of Subsidiary	—	2.30	2.87

		768.52	767.95	768.52

	General Reserve
	As at April 1	637.90	466.46	466.46
	Add : Transfer from the Profit and Loss Account		—	171.60
	Less : Provision for leave encashment		0.16	0.16

		637.90	466.30	637.90

	Currency Translation Reserve	(0.04)	(3.85)	(5.63)

	Employee Stock Options
	Employee Stock Options Outstanding	209.96	180.98	181.71
	Less: Deferred Employee Compensation	79.56	118.35	79.98

		130.40	62.63	101.73

	Balance in Profit and Loss Account	5,292.02	3,710.33	4,243.04

		8,234.59	6,334.97	7,103.27

3.	Secured Loans

	Bank Overdraft	1.29	71.50	89.82
	External Commercial Borrowing	44.36	41.53	41.77
	Working Capital Loans	145.00	43.00	43.00
	Export Packing Credit	30.97	11.97	17.19
	Vehicle Loans	30.90	22.68	24.17
	Interest accrued and due	0.55	0.52	0.70

		253.07	191.20	216.65

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Balance Sheet
4. Fixed Assets

Rs. in crores
		GROSS BLOCK					DEPRECIATION / AMORTISATION					NET BLOCK
			Acquisition of					Acquisition of				As at	As at
		As at	subsidiary			As at	As at	subsidiary	For the		As at	30.09.2008	31.03.2008
DESCRIPTION		01.04.2008	companies	Additions	Deletions	30.09.2008	01.04.2008	companies	period @	On Deletions	30.09.2008	(Unaudited)	(Audited)

1.	Goodwill	339.62	—	106.57	—	446.19	—	—	—	—	—	446.19	339.62

2.	Land & Land Development
	—Freehold*	38.24	—	—	—	38.24	—	—	—	—	—	38.24	38.24
	—Leasehold	8.90	—	0.04	—	8.94	0.05	—	0.02	—	0.07	8.87	8.85

3.	Buildings**	117.22	—	116.81	—	234.03	20.95	—	3.13	—	24.08	209.95	96.27

4.	Plant and Machinery (Including Computers and Software)	1,108.62	1.58	421.00	0.40	1,530.80	895.03	1.19	76.23	0.15	972.30	558.50	213.59

5.	Office Equipment	46.03	0.04	5.89	—	51.96	27.46	0.02	4.49	—	31.97	19.99	18.57

6.	Furniture, Fixtures and Interiors***	246.46	0.69	146.88	0.14	393.89	176.77	0.56	23.15	0.05	200.43	193.46	69.69

7.	Vehicles	55.10	—	12.37	3.06	64.41	21.47	—	4.93	1.03	25.37	39.04	33.63

Total		1,960.19	2.31	809.56	3.60	2,768.46	1,141.73	1.77	111.95	1.23	1,254.22	1,514.24	818.46

As at 30.09.2007		1,505.44	—	295.62	6.19	1,794.87	984.79	—	77.46	4.63	1,057.62	737.25	—

*	Includes Rs. 12.24 crores (March 31, 2008 — Rs. 12.24 crores) in respect of which deed of conveyance is pending.

**	Include Rs. 67.46 crores (March 31, 2008 — Rs. 38.85 crores) constructed on leasehold land.

***	include Rs. 69.21 crores (March 31, 2008 — Rs. Nil) leasehold furniture, fixtures and interiors.

@	Depreciation for the period includes Rs. 0.77 crores ( September 30, 2007 — (Rs. 0.29 crores); March 31, 2008 — Rs. 0.27 crores) considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Balance Sheet

Rs. in crores
		As at 30.09.2008		As at 30.09.2007		As at 31.03.2008
		(Unaudited)		(Unaudited)		(Audited)
5.	Investments

	Long Term — At Cost
i)	Trade (Unquoted )

	Other Investments

	Jasdic Park Company
	(480 Shares of J Yen 50,000 each, fully paid-up)	0.75		0.75		0.75
	Less: Received on liquidation	0.26		0.26		0.26
	Less : Provision for diminution	0.49	—	0.49	—	0.49	—

	Intouch Technologies Limited
	(833,333 Shares of 20 US cents each, fully paid-up)	10.90		10.90		10.90
	Less : Provision for diminution	10.90	—	10.90	—	10.90	—

	Medbiquitious Services Inc.,
	(334,000 shares of ‘A’ series Preferred Stock of US $0.001 each, fully paid-up)	1.57		1.57		1.57
	Less : Provision for diminution	1.57	—	1.57	—	1.57	—

	Avante Global LLC.,
	(577,917 class ‘A’ units representing a total value of US $540,750 fully paid-up )	2.54		2.54		2.54
	Less : Provision for diminution	2.54	—	2.54	—	2.54	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series
	(Lodged as security with government authorities )

			—		—		—

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Balance Sheet

Rs. in crores
		As at	As at	As at
		30.09.2008	30.09.2007	31.03.2008
		(Unaudited)	(Unaudited)	(Audited)

6.	Deferred Tax Assets (net)

	Debtors — Provision for doubtful debts	14.54	11.80	13.28
	Advances — Provision for doubtful advances	1.44	1.45	1.45
	Fixed Assets — Depreciation	(0.53)	(20.70)	(5.65)
	Others — Retirement Benefits etc.	100.86	69.48	78.10

		116.31	62.03	87.18

7.	Inventories (At lower of cost and Net realisable value)

	Traded software and hardware	0.05	0.02	0.09

8.	Sundry Debtors (Unsecured)

	Considered good *
	(a) Over six months old	166.54	68.39	96.76
	(b) Other debts	2,687.84	2,005.50	2,273.52

		2,854.38	2,073.89	2,370.28
	Considered doubtful	157.10	107.38	124.15

		3,011.48	2,181.27	2,494.43
	Less: Provision for doubtful debts	157.10	107.38	124.15

		2,854.38	2,073.89	2,370.28

*	Debtors include Unbilled Revenue — Rs. 250.49 crores ( September 30, 2007 — Rs. 263.68 crores; March 31, 2008 — Rs. 321.38 crores)

9.	Cash and Bank Balances

	Cash on hand	0.12	0.15	0.10
	Remittances in Transit	3.78	—	1.34

	Balances with Scheduled Banks
	— on Current accounts	1,849.10	479.62	965.70
	— on Deposit accounts	3,329.28	3,325.51	3,325.24
	Unclaimed Dividend Accounts	10.59	18.86	6.99
	Balances with Non-Scheduled Banks*
	— on Current Accounts	167.14	178.93	201.19
	— on Deposit Accounts	1.38	2.16	1.86

		5,361.39	4,005.23	4,502.42

*	Refer note (i) of schedule18

10.	Loans and Advances (Considered good unless otherwise stated)

	Secured — Loans	(0.01)	0.02	0.02
	Unsecured — Advances recoverable in cash or in kind or for value to be received	248.15	182.65	242.69
	— Deposits	224.97	103.26	149.21
	Considered doubtful — Advances	31.06	26.00	27.86

		504.17	311.93	419.78
	Less: Provision for doubtful Advances	31.06	26.00	27.86

		473.11	285.93	391.92

11.	Liabilities

	Sundry Creditors *
	— Dues to micro enterprises and small enterprises	—	—	—
	— Dues to other than micro enterprises and small enterprises	1,378.56	361.82	637.55

		1,378.56	361.82	637.55
	Advance from Customers	12.47	1.74	18.53
	Unearned Revenue	160.40	141.25	133.18

	Investor Education Protection Fund shall be credited by the following amounts
	— Unclaimed Dividends	10.59	18.86	6.99
	Interest accrued but not due on loans	0.30	0.32	0.34
	Other Liabilities	140.59	96.55	101.12

		1,702.91	620.54	897.71

*	includes Rs. 66.31 crores (September 30, 2007 — Nil; March 31, 2008 — Nil) payable towards leased assets

12.	Provisions

	Provision for Taxation (Less payments)	112.37	111.92	119.55
	Proposed Dividend (Including tax thereon)	78.81	78.24	196.13
	Provision for Gratuity and Leave Encashment	307.63	205.11	234.56

		498.81	395.27	550.24

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Profit and Loss Account

Rs. in crores
		For the	For the	For the	For the	For the
		Quarter ended	Quarter ended	Half year ended	Half year ended	Year ended
		30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

13.	Other Income

	Interest on Deposits — Gross
	{Tax Deducted at Source for the quarter ended September 30, 2008 — Rs. 15.32 crores; half year ended September 30, 2008 — Rs. 30.53 crores} ( quarter ended September 30, 2007— Rs. 15.32 crores; half year ended September 30, 2007 — Rs. 30.57 crores; year ended March 31, 2008 — Rs. 61.04 crores)	67.89	67.93	135.29	135.46	270.68
	Gain/(Loss) on exchange fluctuations (net)	8.51	42.19	(27.80)	35.64	(13.45)
	Provision no longer required written back	—	—	—	—	0.15
	Miscellaneous Income	3.18	0.42	5.21	2.64	9.82

		79.58	110.54	112.70	173.74	267.20

14.	Personnel Expenses

	Salaries and bonus	1,568.82	1,180.16	2,984.73	2,184.81	4,790.78
	Contribution to Provident and other funds	123.73	93.64	222.41	166.48	357.01
	Staff welfare expenses	12.32	6.45	26.52	11.48	26.45
	Employee stock compensation expense	16.23	22.50	28.65	46.16	85.26

		1,721.10	1,302.75	3,262.31	2,408.93	5,259.50

15.	Cost of software and hardware sold

	Opening inventory	0.03	0.04	0.09	0.02	0.02
	Add: Due to acquisition	0.02		0.02
	Add: Purchases (net of returns)	0.43	0.66	0.63	0.93	2.39
	Less: Closing inventory	0.05	0.02	0.05	0.02	0.09

		0.43	0.68	0.69	0.93	2.32

16.	Operating and Administration Expenses

	Rent	56.67	33.35	105.02	61.86	143.25
	Rates and taxes	2.45	8.74	14.36	15.13	31.18
	Insurance	3.72	4.18	7.25	8.21	16.76
	Travelling and conveyance	136.93	117.62	279.26	224.50	490.44
	Communication	26.87	21.96	56.06	44.60	94.74
	Printing and stationery	2.77	3.74	5.43	5.07	10.26
	Power and fuel	15.70	12.60	32.37	25.10	50.82
	Advertisement	2.28	2.36	4.08	3.71	7.46
	Marketing expenses	16.09	16.94	42.07	35.10	85.98
	Repairs and maintenance
	— Buildings	0.50	1.04	1.35	1.85	3.72
	— Machinery	14.21	6.15	25.17	11.09	25.32
	— Others	14.06	8.07	23.46	14.70	32.13
	Security services	3.42	1.93	7.00	3.52	7.94
	Legal and professional charges	52.99	44.36	106.40	89.80	194.44
	Provision for doubtful debts and advances	19.80	7.21	36.46	13.42	31.99
	(Gain) / Loss on sale of Fixed assets (net)	(0.05)	0.53	0.35	0.89	1.82
	Directors’ sitting fees	0.02	0.02	0.03	0.03	0.05
	Auditors’ remuneration	0.95	0.99	1.95	1.77	4.31
	Donations and contributions	0.44	2.39	3.69	3.43	6.68
	Subscriptions	1.73	1.61	4.43	2.32	5.08
	Training and development	7.75	14.12	18.53	24.31	41.03
	Research and development	0.25	0.41	0.48	0.82	1.52
	Software charges	50.49	4.83	64.94	8.72	19.62
	Managerial Remuneration
	— Salaries	0.68	0.54	1.59	1.06	3.89
	— Commission	0.18	0.14	0.36	0.36	0.35
	— Contribution to Provident Fund	0.01	0.01	0.02	0.02	0.04
	— Others	0.20	0.08	0.40	0.12	0.28
	Visa charges	6.33	4.26	35.30	28.02	42.50
	Miscellaneous expenses	9.40	5.41	16.12	9.53	23.24

		446.84	325.59	893.93	639.06	1,376.84

17.	Financial Expenses

	Interest on Export packing credit	0.25	0.25	0.48	0.80	1.15
	Interest on working capital loans	1.66	1.73	3.28	3.35	6.86
	Interest on Overdraft	2.23	1.51	4.51	2.05	5.69
	Other finance charges	9.07	0.69	10.68	1.30	6.49

		13.21	4.18	18.95	7.50	20.19

Satyam Computer Services Limited
18. Notes on Accounts
a)	List of domestic and foreign subsidiaries and joint ventures considered for consolidation:-

		Country of	Extent of holding (%) as at
Sl. No.	Name of the Company	Incorporation	September 30, 2008

	Subsidiaries :
1.	Satyam BPO Limited$	India	100.00
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam Computer Services (Nanjing) Co. Ltd	China	100.00
4.	Satyam Technologies, Inc.	USA	100.00
5.	Knowledge Dynamics Pte.Ltd.	Singapore	100.00
6.	Nitor Global Solutions Limited #	UK	100.00
7.	Citisoft Plc.	UK	100.00
8.	Satyam Computer Services (Egypt) S.A.E. &	Egypt	100.00
9.	Bridge Strategy Group LLC@	USA	100.00
10.	CA Satyam ASP Private Limited *	India	100.00

	Joint Ventures :
11.	Satyam Venture Engineering Services Private Limited	India	50.00

$	formerly known as “Nipuna Services Limited”

@	Briidge Strategy Group LLC has been consolidated with effective date of April 04, 2008, the date of acquisition.

#	Nitor Global Solutions Limited has been consolidated with effective date of January 04, 2008, the date of acquisition.

&	Satyam Computer Services (Egypt) S.A.E. has been consolidated with effective date of January 01, 2008.

*	Refer note 18(h)(iv).
The reporting date for all the above companies is March 31 except as following:
—	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.

—	Satyam Computer Services (Nanjing) Co. Ltd. — December 31.

—	Satyam Technologies Inc. — December 31.

—	Bridge Strategy Group LLC — December 31.

—	Nitor Global Solutions Limited — May 31.

		Country of	Extent of holding (%) as at
Sl. No.	Subsidiaries of Knowledge Dynamics Pte Ltd	Incorporation	September 30, 2008
1.	Knowledge Dynamics Private Limited	India	99.99
2.	Knowledge Dynamics USA Inc.	USA	98.00

		Country of	Extent of holding (%) as at
Sl. No.	Subsidiaries of Citisoft Plc.	Incorporation	September 30, 2008
1.	Citisoft Inc.	USA	100.00

b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

Satyam Computer Services Limited
ii)	Scheme established after SEBI Guidelines on Stock Options
Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 12,747,278 equity shares of Rs. 2 each were outstanding as at September 30, 2008 (September 30, 2007 — 17,836,785; March 31, 2008 — 15,641,127).
Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the period / year	13,726,985	19,117,177	15,641,127	19,976,210	19,976,210
Granted	—	—	—	—	—
Exercised	(843,953)	(810,108)	(2,607,628)	(1,248,498)	(2,866,407)
Cancelled	(135,754)	(436,175)	(286,221)	(856,818)	(1,424,297)
Lapsed	—	(34,109)	—	(34,109)	(44,379)
At the end of the period / year	12,747,278	17,836,785	12,747,278	17,836,785	15,641,127

iii)	Associate Stock Option Plan (ADS)
Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,211,680 ADS (September 30, 2007 — 1,391,533; March 31, 2008 —1,283,118) representing 2,423,360 equity shares of Rs. 2 each were outstanding as at September 30, 2008 (September 30, 2007 — 2,879,892; March 31, 2008 — 2,566,236).
Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the period / year	1,239,237	1,439,946	1,283,118	1,461,064	1,461,064
Granted	—	—	—	—	—
Exercised	(27,557)	(34,573)	(71,438)	(52,635)	(140,494)
Cancelled	—	(13,100)	—	(16,156)	(36,712)
Lapsed	—	(740)	—	(740)	(740)
At the end of the period / year	1,211,680	1,391,533	1,211,680	1,391,533	1,283,118

iv)	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
Satyam Computer Services has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellations) for a total number of 2,896,671 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at September 30, 2008 (September 30, 2007 — 3,254,850; March 31, 2008 — 3,150,202).

Satyam Computer Services Limited

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the period / year	3,010,688	3,318,140	3,150,202	3,293,140	3,293,140
Granted	—	28,000	61,500	53,000	159,000
Exercised	(71,733)	—	(238,237)	—	(120,449)
Cancelled	(42,284)	(91,290)	(76,794)	(91,290)	(181,489)
At the end of the period / year	2,896,671	3,254,850	2,896,671	3,254,850	3,150,202

v)	Associate Stock Option Plan — RSUs(ADS) (ASOP — RSUs(ADS))
Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 515,799 ADS (September 30, 2007 — 257,340; March 31, 2008 — 249,715) representing 1,031,598 equity shares of Rs. 2 each were outstanding as at September 30, 2008 (September 30, 2007 — 514,680; March 31, 2008 — 499,430).

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the period / year	271,547	254,120	249,715	236,620	236,620
Granted	252,513	15,000	282,263	32,500	43,500
Exercised	(4,324)	—	(9,967)	—	(7,720)
Cancelled	(3,937)	(11,780)	(6,212)	(11,780)	(22,685)
At the end of the period / year	515,799	257,340	515,799	257,340	249,715

2)	Stock Option Scheme of Satyam BPO Limited (“Satyam BPO”)
In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant and are subject to lock in period of one year from the grant date.

Accordingly, options (net of cancellations) for a total number of 639,750 equity shares of Rs. 80 each were outstanding as at September 30, 2008 (September 30, 2007 — 711,750; March 31, 2008 — 639,750).

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the period / year	639,750	998,702	639,750	998,702	998,702
Granted	—	—	—	—	—
Exercised	—	(286,952)	—	(286,952)	(358,952)
Cancelled	—	—	—	—	—
At the end of the period / year	639,750	711,750	639,750	711,750	639,750

c)	Pro forma disclosures
In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

Satyam Computer Services Limited

		Quarter ended September 30,		Half year ended September 30,		Year ended
		2008	2007	2008	2007	March 31, 2008
	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Profit After Taxation and
	Minority Interest
	— As reported (Rs. in crores )	580.85	409.09	1,128.55	787.41	1,687.89
	— Pro forma (Rs. in crores )	583.40	403.76	1,126.89	778.39	1,673.45

2.	Earnings Per Share:
	Basic
	— No. of shares	673,050,868	668,193,383	672,219,183	667,797,808	668,673,978
	— EPS as reported (Rs.)	8.63	6.12	16.79	11.79	25.24
	— Pro forma EPS (Rs.)	8.67	6.04	16.76	11.66	25.02
	Diluted
	— No. of shares	685,919,030	684,809,807	684,836,046	684,386,217	683,138,400
	— EPS as reported (Rs.)	8.47	5.97	16.48	11.51	24.71
	— Pro forma EPS (Rs.)	8.51	5.90	16.45	11.37	24.50

The following assumptions were used for calculation of fair value of grants:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Dividend yield (%)	1.15	0.78	1.15	0.78	0.78
Expected volatility (%)	42.84	56.64	42.38	56.64	56.64
Risk-free interest rate (%)	9.41	8.00	9.42	8.00	8.00
Expected term (in years)	2.45	1.87	3.00	3.89	2.51

d)	Convertible Redeemable Cumulative Preference Shares
Satyam BPO issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares were to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, were redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% per annum. Accordingly, Satyam BPO received a notice of conversion of fifty percent of preference shares into equity shares, from its preference share holders, on December 1, 2006. And in January 2007 45,505,000 preference shares have converted into 6,422,267 equity shares of Satyam BPO. The balance preference shares were to be redeemed at a premium to be mutually agreed upon at a later date. Satyam Computer Services guaranteed payment of all sums payable by Satyam BPO to the preference shareholders on redemption of the said preference shares.

Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO was reduced from 100% as at March 31, 2006 to 74% as at March 31, 2007. The shares issued to the Investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of Rs.45.51 crores during the year ended March 31, 2007 has been recorded as an increase in capital reserve. Since the losses applicable to the minority interest in Satyam BPO exceeded the minority interest in the equity capital of Satyam BPO, such excess and further losses have been charged in Satyam’s consolidated statement of income.

On July 27, 2007, Satyam Computer Services has agreed to pay additional consideration of US$1.5 million to the preference share holder if the share purchase closing occurs after August 07, 2007.

On August 14, 2007, Satyam Computer Services purchased 4,816,750 equity shares of Satyam BPO from Olympus BPO Holdings Ltd for Rs.141.81 Crores (equivalent US$34.88 million).

On August 14, 2007, Satyam Computer Services subscribed to further 8,055,000 equity shares of Satyam BPO of Rs. 10 each at a premium of Rs. 60 per share aggregating to Rs. 56.39 crores.

Satyam BPO has redeemed 45,504,999 Preference Shares on August 14, 2007 at a redemption value of Rs.56.37 crores including premium on redemption of Rs.10.87 crores. The premium on redemption was reduced from the share premium account.

In September 2007, 286,952 equity shares vested and exercised by Satyam BPO employees under its Employee Stock Option Plan. As a result of the above, Satyam Computer Services ownership interest in Satyam BPO reduced from 95.10% to 94.27% and a gain on dilution of Rs. 2.60 crores has been recorded as increase in Capital Reserve. Satyam Computer Services purchased these 286,952 Equity shares for a consideration of Rs. 8.47 crores.

Satyam Computer Services Limited
On December 31, 2007, Satyam Computer Services purchased 1,605,617 equity shares of Satyam BPO from Intel Capital (Cayman) Corporation for Rs.45.94 Crores (equivalent US$11.62 million).

On March 14, 2008, 72,000 equity shares vested to and exercised by Satyam BPO employee under its Employee Stock Option Plan, resulting in a gain on dilution of Rs. 0.58 crores has been recorded as increase in Capital Reserve. Satyam Computer Services purchased these 72,000 equity shares for a consideration of Rs. 2.09 crores.
e)	Share application money pending allotment
Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.
f)	Secured Loans
Bank Overdraft and Export Packing Credit are secured by way of hypothecation of book debts. External Commercial Borrowing and Working Capital loan are secured by way of movable and immovable property.

Vehicles are hypothecated to the banks as security for the amounts borrowed.
g)	Unsecured loans — Others
(Other than short term)
During the period ended September 30, 2008, Satyam Computer Services has purchased Market Research and Customer Analytics (MR&CA) assets from Caterpillar Inc., USA (CAT) for a total consideration of Rs.251.94 crores (equivalent USD 60 million) of which an amount of Rs. 41.99 crores (equivalent USD 10 million) has been paid on August 06, 2008. The balance consideration is payable in three installments for which Satyam Computer Services has issued a non-interest bearing promissory note. The amount outstanding as on September 30, 2008 was Rs. 234.80 crores (USD 50 million) and has been disclosed as unsecured loan in the balance sheet.
h)	Investments
i.	During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.
Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). Satyam Computer Services was also required to pay a maximum earn out consideration amounting to Rs.18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and Employee Benefit Trust (EBT) contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, Satyam Computer Services acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. Satyam Computer Service paid Rs. 0.65 crores (equivalent GBP 0.08 million) towards EBT contribution in May 2007.

On June 29, 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (equivalent GBP 1.74 million) and payment towards EBT of Rs.0.65 crores (equivalent GBP 0.08 million) is payable by Satyam Computer Services in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement have been paid in July 2007 and the payment has been recognized as cost of investment by Satyam Computer Services.
ii.	During October 2005, Satyam Computer Services acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.
Satyam Computer Services acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs) and a maximum earn out consideration of Rs. 4.87 crores (equivalent SGD 1.84 million) payable on April 30, 2008, based on achievement of targeted revenues and profits.
On July 19 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders of KDPL on agreeing to the terms of the agreement including removal of provisions relating to earn out consideration. As per the amendment agreement, an exit consideration of Rs. 2.97 crores (equivalent SGD 1.11 million) has been paid by Satyam Computer Services in July 2007. In addition to the exit consideration Satyam Computer Services has paid deferred consideration of Rs. 1.14 crores (equivalent SGD 0.37 million) on May 14, 2008.The exit consideration and deferred payment has been recognised as Goodwill. Based on the amendment agreement, earn out consideration of Rs. 0.90 crores (equivalent SGD 0.28 million) has been recognised as Goodwill by Satyam Computer Services during the period under review.

Satyam Computer Services Limited
iii.	On January 04, 2008, Satyam Computer Services acquired 100% of the shares of NITOR Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition is approximately Rs.22.40 crores (equivalent GBP 2.76 million) including a performance-based payment of up to Rs. 10.34 crores (equivalent GBP 1.3 million) over two years conditional upon specified revenue and profit targets being met. Satyam Computer Services has paid initial consideration of Rs.12.06 crores (equivalent GBP 1.46 million) on January 04, 2008. Further an amount of Rs.0.58 crores (equivalent GBP 0.07 million) was paid towards R&D credit claim on August 14, 2008.

iv.	On April 04, 2008, Satyam Computer Services acquired 100% of the ownership interest of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of Rs. 139.51 crores (equivalent to US$35.0 million) comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The initial consideration of US$19.0 million has been paid on April 04, 2008 and the deferred consideration has been recognized as a liability. The results of Bridge’s operations have been consolidated by Satyam Computer Services from the consummation date of April 4, 2008.

v.	On September 25, 2008, Satyam Computer Services acquired the remaining 50% equity held by Computer Associate Satyam JV Corporation in its joint venture CA Satyam ASP Pvt. Ltd. (“CA Satyam”). The total consideration for this acquisition amounted to Rs. 5.64 crores of which an amount of Rs. 2.82 crores has been paid on September 11, 2008 and the balance is payable on December 24, 2008. Subsequent to this acquisition, CA Satyam has become a wholly-owned subsidiary of Satyam Computer Services.
i)	Land
Satyam Computer Services acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) at a rebate for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.
j)	Balances with Non-Scheduled Banks

Rs. in crores
	As at September 30,		As at
	2008	2007	March 31, 2008
Name of the Bank	(Unaudited)	(Unaudited)	(Audited)
Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York
Banco Do Brasil S.A, Brazil	0.20	0.52	1.29
Bank of America, Boston	3.66	4.20	3.38
Bank of Scotland, Edinburg	0.22		0.12
Bank of Tokyo-Mitsubishi UFJ, Tokyo	0.62		1.42
Banque Nationale De Paris, Brussels	3.91	1.94	1.23
Banque Nationale De Paris, Egypt	1.49		0.74
Banque Nationale De Paris, France	2.34	1.10	2.07
Banque Nationale De Paris, Hague	3.26	2.94	1.48
Banque Nationale De Paris, Ireland	0.58	1.03	1.04
Banque Nationale De Paris, Italy	0.98	0.69	0.64
Banque Nationale De Paris, Saarbruecken	5.88	4.66	2.16
Banque Nationale De Paris, New York	0.07
Banque Nationale De Paris, Saudi Arabia	10.27	3.56	5.06
Banque Nationale De Paris, Singapore	0.14	1.67	0.17
Banque Nationale De Paris, Spain	0.58	0.63	0.54
Banque Nationale De Paris, Switzerland	7.25	3.10	6.97
Banque Nationale De Paris, Taipei	1.60	2.25	1.11
Barclays Bank, London	8.29	5.94	5.14
Chase, Canada		0.01	0.01
Chase, Michigan	0.85	0.34	1.50
China Merchants Bank, Dalian			0.01
China Merchants Bank, Nanjing	0.10		0.04
China Merchants Bank, Shanghai	0.59		0.25
Citibank International Plc, Stockholm	0.88	0.71	1.06
Citibank NA, Bangkok	17.41	11.12	17.54
Citibank NA, Brazil	2.91	2.01	1.85
Citibank NA, Colombo	4.66		4.07
Citibank NA, Denmark	1.13	0.67	1.06
Citibank NA, Dubai	0.51	0.48	0.45
Citibank NA, Hong Kong	0.71	0.52	0.40
Citibank NA, Hungary	0.74	0.39	0.53
Citibank NA, Johannesburg	12.94	6.64	15.96
Citibank NA, Kuala Lumpur	0.72	1.23	0.13
Citibank NA, London	0.96	0.67	2.14
Citibank NA, New York	0.53	5.58	14.93
Citibank NA, New Zealand	1.57	1.53	1.60
Citibank NA, Seoul	10.22	10.74	10.05

Satyam Computer Services Limited

Rs. in crores
	As at September 30,		As at
	2008	2007	March 31, 2008
Name of the Bank	(Unaudited)	(Unaudited)	(Audited)
Citibank NA, Singapore	6.79	3.46	5.32

Citibank NA, Sydney	11.94	22.06	45.39
Citibank NA, Toronto	2.21	3.76	4.22
Commerz Bank, New York
Dresdner Bank, Saarbruecken	1.06	2.16	3.65
Hong Kong and Shanghai Banking Corporation, Jordan	0.85	—	—
Hong Kong and Shanghai Banking Corporation, London	6.56	17.29	10.18
Hong Kong and Shanghai Banking Corporation, Mauritius	0.10	0.14	0.12
Hong Kong and Shanghai Banking Corporation, Shanghai	0.11	0.71	0.19
Hong Kong and Shanghai Banking Corporation, Tokyo	6.41	5.60	10.43
HSBC Bank Plc, Czech Republic	0.44	—	0.03
KSB Bank N V, Brussels	1.72	2.65	1.22
Mitsui Sumitomo Bank, Tokyo	2.57	2.16	1.42
National City Bank, Michigan	0.68	—	—
OCBC Bank, Singapore	1.32	1.12	1.17
Pudong Development Bank, Shanghai	0.14	—	0.05
Standard Chartered Bank, Nanjing	0.02	0.78	4.89
UBS Bank, Switzerland	0.34	0.40	0.08
Unicredit Banca, Italy	0.58	0.29	0.88
United Bank, Vienna	5.80	38.40	1.93
Wachovia Bank, Atlanta	8.45	0.28	0.65
Wachovia Bank, New Jersey	0.28	0.80	1.23

	167.14	178.93	201.19

Balances held on Deposit Accounts
Bank of Scotland, Edinburg	0.17	—	0.85
Banque Nationale De Paris, Egypt	0.19	—	0.13
Banque Nationale De Paris, Singapore	—	1.35	—
Citibank NA, Hungary	1.02	0.81	0.88

	1.38	2.16	1.86

k)	Segment Reporting
Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the quarter and half year ended September 30, 2008 and 2007 and year ended March 31, 2008 are as follows:

Satyam Computer Services Limited
     Business Segment

Rs. in crores
	Quarter ended September 30, 2008 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	2,785.50	33.79	—	2,819.29
Inter Segment Sales	—	21.83	(21.83)	—

Total Revenue	2,785.50	55.62	(21.83)	2,819.29

Segment result—Profit/(Loss)	598.52	(12.08)	—	586.44
Interest expense	9.06	4.15	—	13.21
Other income	83.24	(3.66)	—	79.58
Income taxes	71.79	0.17	—	71.96

Profit/(Loss) from ordinary activities	600.91	(20.06)	—	580.85
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	600.91	(20.06)	—	580.85

Other Segment Information
Capital Expenditure	447.96	1.54	—	449.50
Depreciation	59.11	5.37	—	64.48
Non-cash expenses other than depreciation	35.98	—	—	35.98

Rs. in crores
	Quarter ended September 30, 2007 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	1,985.85	45.87	—	2,031.72
Inter Segment Sales	0.05	15.02	(15.07)	—

Total Revenue	1,985.90	60.89	(15.07)	2,031.72

Segment result—Profit/(Loss)	367.21	(3.57)	—	363.64
Interest expense	0.63	3.55	—	4.18
Other income	107.93	2.61	—	110.54
Income taxes	60.64	0.27	—	60.91

Profit/(Loss) from ordinary activities	413.87	(4.78)	—	409.09
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	413.87	(4.78)	—	409.09

Other Segment Information
Capital Expenditure	239.52	5.20	—	244.72
Depreciation	33.79	5.27	—	39.06
Non-cash expenses other than depreciation	30.23	0.01	—	30.24

Satyam Computer Services Limited

Rs. in crores
	Half year ended September 30, 2008 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	5,377.43	62.69	—	5,440.12
Inter Segment Sales		41.90	(41.90)

Total Revenue	5,377.43	104.59	(41.90)	5,440.12

Segment result—Profit/(Loss)	1,203.66	(31.65)	—	1,172.01
Interest expense	10.66	8.29	—	18.95
Other income	114.40	(1.70)	—	112.70
Income taxes	136.87	0.34	—	137.21

Profit/(Loss) from ordinary activities	1,170.53	(41.98)	—	1,128.55
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	1,170.53	(41.98)	—	1,128.55

Other Segment Information
Capital Expenditure	706.88	4.15	—	711.03
Depreciation	100.16	11.02	—	111.18
Non-cash expenses other than depreciation	65.46	—	—	65.46

Rs. in crores
	Half year ended September 30, 2007 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	3,781.19	80.72	—	3,861.91
Inter Segment Sales	0.07	28.82	(29.89)	—

Total Revenue	3,781.26	109.54	(28.89)	3,861.91

Segment result—Profit/(Loss)	745.87	(10.63)	—	735.24
Interest expense	1.15	6.35	—	7.50
Other income	169.40	4.34	—	173.74
Income taxes	113.66	0.41	—	114.07

Profit/(Loss) from ordinary activities	800.46	(13.05)	—	787.41
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	800.46	(13.05)	—	787.41

Other Segment Information
Capital Expenditure	331.06	10.66	—	341.72
Depreciation	67.25	10.50	—	77.75
Non-cash expenses other than depreciation	60.46	0.01	—	60.47

Rs. in crores
	Year ended March 31, 2008 (Audited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	8,293.77	179.72	—	8,473.49
Inter Segment Sales	0.07	63.03	(63.10)	—

Total Revenue	8,293.84	242.75	(63.10)	8,473.49

Segment result—Profit/(Loss)	1,687.20	(15.96)	—	1,671.24
Interest expense	6.13	14.06	—	20.19
Other income	257.31	9.89	—	267.20
Income taxes	229.63	0.73	—	230.36

Profit/(Loss) from ordinary activities	1,708.75	(20.86)	—	1,687.89
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	1,708.75	(20.86)	—	1,687.89

Other Segment Information
Capital Expenditure	602.82	21.46	—	624.28
Depreciation	142.00	21.59	—	163.59
Non-cash expenses other than depreciation	119.02	0.06	—	119.08

Satyam Computer Services Limited
     Particulars of Segment Assets and Liabilities

Rs. in crores
	As at September 30, 2008 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Segment Assets	7,088.45	232.61	(82.89)	7,238.17
Investments	273.46	—	(273.46)	—
Bank Deposits	3,330.17	0.49	—	3,330.66
Other Assets	492.81	—	—	492.81

Total Assets	11,184.89	233.10	(356.35)	11,061.64

Segment Liabilities	2,079.05	93.19	(82.89)	2,089.35
Other Liabilities	391.71	208.53	—	600.24

Total Liabilities	2,470.76	301.72	(82.89)	2,689.59

Rs. in crores
	As at September 30, 2007 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Segment Assets	3,816.13	350.95	(45.56)	4,121.52
Investments	225.31	—	(225.31)	—
Bank Deposits	3,323.97	3.70	—	3,327.67
Other Assets	230.82	0.07	—	230.89

Total Assets	7,596.23	354.72	(270.87)	7,680.08

Segment Liabilities	890.25	59.20	(45.56)	903.89
Other Liabilities	138.80	164.32	—	303.12

Total Liabilities	1,029.05	223.52	(45.56)	1,207.01

Rs. in crores
	As at March 31, 2008 (Audited)
Description	IT Services	BPO	Elimination	Total
Segment Assets	4,849.31	406.83	(39.12)	5,217.02
Investments	273.46	—	(273.46)	—
Bank Deposits	3,326.77	0.33	—	3,327.10
Other Assets	359.68	—	—	359.68

Total Assets	8,809.22	407.16	(312.58)	8,903.80

Segment Liabilities	1,321.93	45.59	(39.12)	1,328.40
Other Liabilities	146.78	189.42		336.20

Total Liabilities	1,468.71	235.01	(39.12)	1,664.60

     Geographic Segment
     Revenue attributable to location of customers is as follows:

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Geographic location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
North America	1,731.61	1,189.38	3,298.37	2,322.34	5,088.74
Europe	583.09	434.10	1,131.51	813.64	1,778.63
Asia Pacific	302.57	289.99	665.55	517.46	1,136.54
India	79.65	66.54	157.67	119.79	252.65
Rest of the World	122.37	51.71	187.02	88.68	216.93

Total	2,819.29	2,031.72	5,440.12	3,861.91	8,473.49

     Segment assets based on their location are as follows:

Rs. in crores
	Segment Assets
	As at September 30,		As at March 31,
	2008	2007	2008
Geographic location	(Unaudited)	(Unaudited)	(Audited)
North America	3,481.96	1,633.21	2,199.72
Europe	858.81	607.36	784.69
Asia Pacific	518.52	390.82	486.57
India	2,167.69	1,384.49	1,618.21
Rest of the World	211.19	105.64	127.83

Total	7,238.17	4,121.52	5,217.02

Satyam Computer Services Limited

Rs. in crores
	Addition to fixed assets
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Geographic location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	3.12	0.75	110.86	2.61	5.83
Europe	3.64	5.09	4.07	7.75	18.21
Asia Pacific	5.84	8.49	9.13	13.98	22.53
India	435.18	230.34	583.44	316.78	575.63
Rest of the World	1.72	0.05	3.83	0.60	2.08

Total	449.50	244.72	711.03	341.72	624.28

l)	Related Party Transactions:
Satyam Computer Services had transactions with the following related parties:

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), D. Subramaniam, V. Srinivas, Shailesh Shah, Vijay Prasad Boddupalli , Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Hetzel Wayne Folden, Joseph J Lagioia, Sreenidhi Sharma, T.S.K Murthy, , Dilip Jha, Hari T, Krishnan SV, Murali V, Murthy AS, Ravi Bommakanti, Rajan Nagarajan, Venkatesh Roddam, M.Satyanarayana, Deepak Mangla (partly employed), Naresh Jhangiani, Seshadri Krishna, K Srinivas Rao, S. Nagarajaiah Harish. Vijay Rangeneni and Sitaraman Parasuraman.

Others: Satyam Foundation Trust (Enterprises where spouses of certain Whole-time Directors and Key Management Personnel are trustees) and Satyam Associate Trust (Enterprises where some of the Key Management Personnel are trustees).

Summary of the transactions and balances with the above related parties are as follows:

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Transactions	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Directors and Key Management Personnel
Remuneration to Whole-time Directors	0.86	0.63	1.98	1.21	4.56
Remuneration to Key Management Personnel	12.96	8.73	19.72	14.72	24.83
Advances to Key Management Personnel	0.64	0.08	1.24	0.12	0.21

Others
Contributions	1.48	0.99	2.90	1.97	4.19

Rs. in crores
	As at September 30,		As at
	2008	2007	March 31, 2008
Balances	(Unaudited)	(Unaudited)	(Audited)

Directors and Key Management Personnel
Remuneration payable to Whole-time Directors	0.06	0.32	0.23
Remuneration payable to Key Management Personnel	1.28	1.32	1.13
Advances due from Key Management Personnel	0.08	0.08	0.16

Others
Advances	3.91	5.72	5.72
Payables	1.48	0.99	1.10

Options granted and outstanding to the Key Management Personnel 2,295,682 {includes 172,240 options granted under ASOP — ADS and 121,0000 options granted under ASOP — RSUs (ADS)} (September 30, 2007 — 1,935,259 {includes 25,925 options granted under ASOP — ADS and 48,000 options granted under ASOP — RSUs (ADS)}; March 31, 2008 — 2,435,670 {includes 1,88,800 options granted under ASOP — ADS and 96,000 options granted under ASOP — RSUs (ADS)} ).

Options granted and outstanding to a Whole-time Director 1,029,720 {includes 992,220 options granted under ASOP — ADS and 37,500 options granted under ASOP — RSUs (ADS)}; (September 30, 2007 — 537,860 {includes 512,860 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)}; March 31, 2008 — 1,029,720 {includes 992,220 options granted under ASOP — ADS and 37,500 options granted under ASOP — RSUs (ADS)}).

Satyam Computer Services Limited
Options granted and outstanding to Non-executive Directors of Satyam 53,750 {includes 27,500 options granted under ASOP — RSUs (ADS)} (September 30, 2007 — 62,500 {includes 17,500 options granted under ASOP — RSUs (ADS)}; March 31, 2008 — 80,000 {includes 35,000 options granted under ASOP — RSUs (ADS)).

m)	Obligation on long term non-cancelable operating leases
Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Lease rentals (Refer Schedule 16)	56.67	33.35	105.02	61.86	143.25

	As at September 30,		As at
	2008	2007	March 31, 2008
	(Unaudited)	(Unaudited)	(Audited)

Obligations on non-cancelable leases
Not later than one year	114.43	21.76	69.46
Later than one year and not later than five years	334.18	18.99	272.66
Later than five years	32.30	1.05	53.03

Total	480.91	41.80	395.15

n)	Obligation on long term non-cancelable Finance leases
Finance leases relate to lease hold furniture and fittings with lease term ranging from 5 to 6 years.

Rs. in crores
	Minimum lease	Present
	payments	value

Not later than one year	17.20	10.32
Later than one year and not later than five years	66.70	52.96
Later than five years	3.00	2.90

	86.90	66.18
Less: Future Finance Charges	(20.72)	—

Present value of minimum lease payments	66.18	66.18

o)	Earnings per Share
Calculation of EPS (Basic and Diluted):

		Quarter ended September 30,		Half year ended September 30,		Year ended
		2008	2007	2008	2007	March 31, 2008
S.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Basic
1.	Opening no. of shares	672,508,520	667,670,523	670,479,293	667,196,009	667,196,009
2.	Weighted average number of shares outstanding	673,050,868	668,193,383	672,219,183	667,797,808	668,673,978
3.	Profit after Taxation and Minority Interest (Rs. in crores )	580.85	409.09	1,128.55	787.41	1,687.89
4.	EPS (Rs.)	8.63	6.12	16.79	11.79	25.24
Diluted
5.	Stock options outstanding	12,868,162	16,616,424	12,616,863	16,588,409	14,464,422
6.	Weighted average number of shares outstanding (including dilution)	685,919,030	684,809,807	684,836,046	684,386,217	683,138,400
7.	EPS (Rs.)	8.47	5.97	16.48	11.51	24.71

Satyam Computer Services Limited
p)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are given below. Pursuant to the acquisition by Satyam Computer Services of the remaining 50% interest in CA Satyam, the share in the income and expenses of the joint venture upto acquisition date have been included in the current period. The assets and liabilities given below as at September 30, 2008 represent the share in the assets and liabilities of Satyam Venture.

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
Description	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from Sales and Services	10.57	10.05	22.98	18.97	39.21
Other Income	(0.37)	(0.24)	(0.02)	(0.33)	0.26
Total	10.20	9.81	22.96	18.64	39.47
Personnel expenses	7.18	5.15	15.14	10.47	22.37
Other expenses	1.72	3.81	5.51	6.74	14.13
Interest	0.02	0.02	0.03	0.03	0.04
Depreciation	0.41	0.68	0.72	1.17	2.10
Total	9.33	9.66	21.40	18.41	38.64
Net Profit	0.87	0.15	1.56	0.23	0.83

Rs. in crores
	As at September 30,		As at
	2008	2007	March 31, 2008
Description	(Unaudited)	(Unaudited)	(Audited)

Secured Loans	0.04	0.05	0.06
Fixed Assets	1.90	2.28	2.96
Inventories	0.03	0.02	0.02
Sundry Debtors	24.95	15.43	12.12
Cash and Bank Balances	13.52	9.69	9.84
Loans and Advances	10.64	4.06	3.32
Interest Accrued on Fixed Deposits	0.07	0.06	0.03
Current Liabilities	23.70	9.65	6.46
Provisions	4.70	0.87	0.61

q)	Commitments and Contingencies
i.	Bank Guarantees outstanding Rs. 203.36 crores (September 30, 2007 — Rs. 108.24 crores; March 31, 2008 — Rs. 104.51 crores).

ii.	Contracts pending execution on capital accounts, net of advances, Rs. 493.30 crores (September 30, 2007 — Rs. 308.04 crores; March 31, 2008 — Rs. 402.19 crores).

iii.	Forward & Option Contracts outstanding Rs. 2,890.55 crores (equivalent US$615.50 millions) {(September 30, 2007 — Rs. 3,125.55 crores (equivalent US$783.22 millions); March 31, 2008 — Rs. 4,534.46 crores (equivalent US$1,133.07 millions)}. Gain/ (Loss) on foreign exchange forward contracts which are included under the head gain/ (loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 160.42 crores) and (Rs. 388.12 crores) for the quarter and half year ended September 30,2008 respectively {quarter ended September 30, 2007 Rs. 46.61 crores and half year ended September 30,2007 Rs. 136.50 crores, year ended March 31, 2008 — Rs. 38.27 crores}.

Net foreign currency exposure of Satyam Computer services that is not hedged by a derivative instrument or otherwise is Rs. 28.00 crores (September 30, 2007 — Nil; March 31, 2008 — Nil)

iv.	Claims against the company not acknowledged as debts

Income tax and Sales tax matters under dispute — Rs. 33.89 crores (September 30, 2007 — Rs. 20.87 crores; March 31, 2008 — Rs. 27.98 crores)

v.	Contingent consideration payable in respect of acquired subsidiary companies Rs. 48.58 crores (September 30, 2007 — Rs. 1.98 crores; March 31, 2008 — Rs. 12.36 crores)

vi.	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to a maximum of Rs. 523.02 crores (September 30, 2007 — Rs. 79.64 crores; March 31, 2008 — Rs. 194.65 crores).

vii.	Satyam Computer Services entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, Satyam Computer Services filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of Satyam Computer Services which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. Satyam Computer Services believes that this will not have an adverse effect on results of operations, financial condition and cash flows.

Satyam Computer Services Limited

r)	The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of the company, and the amounts recognized in the consolidated balance sheets and profit and loss account.

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Projected benefit obligation at the beginning of the period/year	70.90	49.35	71.04	47.56	47.54
Current service cost	12.19	2.71	17.07	4.94	13.10
Interest cost	1.58	1.02	3.16	1.88	3.45
Actuarial loss/(gain)	1.01	11.71	(4.90)	11.60	12.01
Benefits paid	(1.11)	(2.28)	(1.80)	(3.47)	(5.07)

Projected benefit obligation at the end of the period/year	84.57	62.51	84.57	62.51	71.04

Amounts recognized in the balance sheet
Projected benefit obligation at the end of the period/year	84.57	62.51	84.57	62.51	71.04
Fair value of plan assets at end of the period/year	—	—	—	—	—

Funded status of the plans — (asset)/ liability	84.57	62.51	84.57	62.51	71.04
Liability recognised in the balance sheet	84.57	62.51	84.57	62.51	71.04

Gratuity cost for the period/year
Current service cost	12.19	2.71	17.07	4.94	13.10
Interest cost	1.58	1.02	3.16	1.88	3.45
Net actuarial (gain)/loss recognised in the period/year	1.01	11.71	(4.90)	11.59	12.01

Net gratuity cost	14.78	15.44	15.33	18.41	28.56

Assumptions
Discount rate	8.90%	7.65%	8.90%	7.65%	7.50%
Long-term rate of compensation increase	7.00%	7.00%	7.00%	7.00%	7.00%

s)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs. in lakhs
		As at September 30,		As at
		2008	2007	March 31, 2008
Schedule No.	Description	(Unaudited)	(Unaudited)	(Audited)

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.16	0.16	0.16
18(i)	Balances with non-scheduled banks
	ANZ Grindlays Bank, New York	0.10	0.10	0.09
	Chase, Canada	0.46
	China Merchants Bank, Dalian	0.14	0.31
	Commerz Bank, New York	0.24	0.24	0.24
	Pudong Development Bank, Shanghai		0.09

t)	Share Premium
Share premium received during the period/year in schedule 2 includes Rs. 10.78 crores (September 30, 2007 — Rs. 10.92 crores; March 31, 2008 — Rs. 19.18 crores) being the Fringe Benefit Tax realized on exercise of Employees Stock Options by the associates. Also the amount paid towards Fringe Benefit Tax is disclosed in the share premium as utilized during the year.

u)	Subsequent event
Satyam Computer Services acquired S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of Rs. 166.71 crores (equivalent US$35.5 million) comprising of an up-front, deferred guaranteed and deferred retention payments.

v)	Reclassification
Figures for the corresponding previous period/year have been regrouped, recast and rearranged to conform to those of the current period/year wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement

Rs. in crores
		For the	For the	For the	For the	For the
		Quarter ended	Quarter ended	Half year ended	Half year ended	Year ended
		30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

A.	Cash Flows from Operating Activities
	Net Profit Before Taxation and Minority Interest	652.81	469.99	1,265.76	901.48	1,918.25
	Employee Stock Option Expenses	16.23	22.50	28.65	46.16	85.26
	Currency translation reserve	(1.62)	3.15	4.20	2.16	0.30
	Interest income	(67.89)	(67.93)	(135.29)	(135.46)	(270.68)
	Financial expenses	13.21	4.19	18.95	7.51	20.19
	Depreciation / Amortisation	64.48	39.06	111.18	77.75	163.59
	(Gain)/Loss on sale of Fixed Assets	(0.05)	0.53	0.35	0.89	1.82
	Exchange differences on translation of foreign currency on other than operating activities	24.85	—	24.85	—	—
	Exchange differences on translation of foreign currency on cash and cash equivalents	(132.88)	6.99	(221.69)	43.84	42.13

	Operating profit before changes in Working Capital	569.14	478.48	1,096.96	944.33	1,960.86

	(Increase)/Decrease in Inventories	—	0.02	0.06	—	(0.07)
	(Increase)/Decrease in Sundry Debtors	(68.45)	(216.17)	(478.19)	(330.73)	(627.11)
	(Increase)/Decrease in Loans and Advances	(29.23)	(5.05)	(79.29)	(56.32)	(162.31)
	Increase/(Decrease) in Current Liabilities and Provisions	379.26	140.62	778.44	66.96	373.55

	Cash generated from Operating Activities	850.72	397.90	1,317.99	624.24	1,544.92

	Income Taxes Paid	(143.91)	(41.27)	(173.86)	(82.51)	(216.35)

	Net Cash from Operating Activities	706.81	356.63	1,144.13	541.73	1,328.57

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(189.90)	(55.45)	(325.62)	(133.06)	(358.60)
	Acquisition of minority interest in Satyam BPO	—	(150.65)	—	(150.65)	(198.81)
	Acquisition of Nitor Global	—	—	—	—	(8.99)
	Acquisition of Citisoft Plc.	—	(16.40)	—	(33.79)	(33.79)
	Acquisition of Knowledge Dynamics Pte Ltd.	—	(2.97)	(1.14)	(2.97)	(2.97)
	Acquisition of Bridge Strategy Group	—		(75.32)
	Acquisition of CA Satyam	1.01	—	1.01	—	—
	Proceeds from sale of Fixed Assets	0.20	0.20	0.46	0.67	1.39
	Interest income received	15.57	15.62	31.29	31.50	63.09

	Net Cash used in Investing Activities	(173.12)	(209.65)	(369.32)	(288.30)	(538.68)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital including Share Application money pending allotment	17.55	15.90	49.63	20.41	44.92
	Repayment of Preference Share Capital	—	(56.37)	—	(56.37)	(56.37)
	Proceeds from Secured Loans	101.90	30.05	119.48	127.73	175.30
	Repayment of Secured Loans	(64.30)	(17.56)	(87.71)	(84.93)	(107.23)
	Capital element of Finance lease payment	(2.14)	—	(2.90)	—	—
	Financial Expenses Paid	(13.43)	(4.09)	(19.14)	(7.14)	(19.62)
	Payment of Dividend ( including tax on dividend)	(196.89)	(195.48)	(196.89)	(195.48)	(273.76)

	Net Cash (used in) / from Financing Activities	(157.31)	(227.55)	(137.53)	(195.78)	(236.76)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	132.88	(6.99)	221.69	(43.84)	(42.13)

	Net Increase/(Decrease) in Cash and Cash equivalents during the period/year	509.26	(87.56)	858.97	13.81	511.00
	Cash and Cash equivalents at the beginning of the period/year	1,543.72	784.38	1,194.01	683.01	683.01

	Cash and Cash equivalents at the end of the period/year	2,052.98	696.82	2,052.98	696.82	1,194.01

	Supplementary Information

	Cash and Bank Balances	5,361.39	4,005.23	5,361.39	4,005.23	4,502.42
	Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	3,308.41	3,308.41	3,308.41	3,308.41

	Balance considered for Cash Flow Statement	2,052.98	696.82	2,052.98	696.82	1,194.01

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	10.59	18.86	10.59	18.86	6.99

Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period/year wherever necessary.

For and on behalf of the Board of Directors

B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Global Head (Corp. Governance) & Company Secretary

Place : Hyderabad
Date : October 17, 2008